Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: May 26, 2021

Discovery, Inc. at JPMorgan Global Technology,
Media and Communications Conference
MAY 26, 8:00 AM EDT, 2021

Participants:
David Zaslav, President & CEO, Discovery, Inc.
Alexia Quadrani, JPMorgan Chase & Co, Research Division

Alexia Quadrani - JPMorgan Chase & Co, Research Division
Good morning. I'm Alexia
Good morning. I'm Alexia Quadrani, the Media Analyst here at JPMorgan, and I'd like to welcome you to day 3 of the JPMorgan TMC Conference. We're thrilled to have David Zaslav, President and CEO of Discovery here with us today. Under David's leadership, Discovery completed the acquisition of Scripps Network Interactive and recently launched discovery+, the streaming service that already has 15 million subscribers. Most recently, Discovery announced its merger with Warner Media. David, thank you so much for being here this morning.
David Zaslav – President & CEO
Thanks, Alexia.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
Given we -- well, first of all, I want to remind the audience, I'm not sure if we'll have time to get to them, but please feel free to submit questions to the deal book, if you like, and I'll check them throughout the Q&A and then hopefully can squeeze a few in.
But David, I think we are -- I want to kick off with obviously the big news. We're somewhat limited given JPMorgan's involvement in the transaction. So I would like to ask you kind of an open-ended question and let you offer your thoughts and comments on the merger announcement on May 17. Can you kick off this session and maybe speak to why this makes sense for Discovery? How it may or may not impact your competitive positioning longer term? And any details you can add on structure, understanding, obviously, it's very early days here?

David Zaslav – President & CEO
Okay. Thanks, Alexia. JPMorgan was very helpful, Jennifer Nason and Jamie were really great and Fred and Marco, great team at JPMorgan in helping us get this transaction over the finish line on finance. So a big thank you to JPMorgan. This is a really exciting moment for me, and I think an incredible opportunity. It was -- as we look at where we want to be for the future, our goal was always to be a global IP company of scale that can entertain at our best and educate and inspire around the world. And Discovery, I think, has done a terrific job. We're very differentiated. We have great content in every language all around the world. We have teams working with mobile players and distributors. And we're gaining scale all around the world, and we launched a terrific product. And we really like our position in terms of where we were. And together with sports and our nonfiction and entertainment across Europe, we -- the business was really performing extremely well.
We look at what John Stankey and Jason have developed over at Time Warner -- at Warner Brothers in Warner. And I've said we're not in scripted, that's not what we do. But it is what Warner does. And they do it better than anybody in the world. And I remember when I was at NBC, must see TV, we used to call Warner Brothers TV. And all trends at ER is all coming out of Warner Brothers. And so when you look at what they have, the assets they have and how they come together with us. It's just -- it is a -- it's combustible, it's compelling in terms of the amount of diversity and nourishment and demographic appeal it has around the world. Whether it's Warner Brothers the motion picture and all great IP they have, Batman and Superman, DC Comics, whether it's the studio itself, that is one of the major producers for all their competitors. This is a legendary television production studio run extremely well. And 60% of what they produce goes to their competitors. So they are providing the stories and talent and the creative, that's supporting the whole industry.
And then you have HBO, which for me, is what was the very top of the patina of the industry. And finally, CNN, and we do have an ambition in news. This idea of a differentiated product because aside from these great from -- whether it's Amazon or Netflix or Disney, the ability for people to get up in the morning and not just want to watch content but find out what's going on, whether it's sports or news. So I think we have a full menu. We were able to, with this transaction, if we could put it together, we now are the best in what we do. And John created a company and he got back most of that IP, so that we're all ready to go, the best of what they do. And when you put it together with the greatest characters and content that we own, we own all of our local content, we got HBO, we've got an engine, a tremendous engine, and we have an ability to do what very few companies can do. We can open a motion picture if this transaction happens around the world.
We use $20 billion of content, which translates to what this company is all about. I think an extraordinary creative content is what's going to drive the strategy of global IP. So we're excited about it. I think that we come together with our strengths and their strengths in a way that's really unique. And I think that will be a big benefit to advertisers, a big benefit to consumers around the world as we figure out how they want to see all this content and get it to them as quickly as possible. So it's very exciting.

Alexia Quadrani - JPMorgan Chase & Co, Research Division
You provided a high-level framework around some financial metrics of the combined company, specifically as it relates to cost synergies. Can you maybe unpack that a little further for us, Perhaps provide a bit more of a road map and perhaps some color on the leverage of the company, which I think you previously noted will be around 5x at close?
David Zaslav – President & CEO
Right. Well, look, we've worked very hard to kind of -- to game out what we think the synergy is. Simply stated, I would say, it comes into a couple of simple buckets. The corporate overhead is about $1 billion. Part of this, we have a whole team that worked through Scripps. When we closed up Scripps, we were 4.8, almost 5x levered, and we said 2 years later, we'd be below 3.5. We did it in less than a year. We have a transformation team and office that's still fully staffed. That is, we did it with free to air channels across Europe. We did it with Eurosport. We did it with Scripps. We're unique in that we have assets, and we have teams everywhere in the world. So there's a fair amount of optimization that we could do around that.
If you look at the linear business, there's about $2 billion between us that we're spending. We've played that. We've worked that game before in terms of figuring out how to drive productivity and the best. On the international side, which is very akin to what happened with Scripps, we have about $1 billion. All of this is not content. Our assumption is the $20 billion we spent on content, that's completely separate. But there's about $1 billion in overhead on international. And with Scripps, we were very effective because we already have teams on the ground. They have teams on the ground in effectuating that. And maybe the next big bucket is there's about $6 billion being spent on direct-to-consumer non content expenses between the 2 of us, $6 billion. And there's just a lot of overlap there. We're building a product, they're building a product. We're marketing a product, they're marketing a product.
When you look at what we're spending in order to have the -- to execute on the ambition of a global IP company to be above the globe, that can be able to offer the content in every language, and let people know about it. That's $6 billion. And if you look at what -- maybe more importantly, how much more John was planning to spend beyond that $6 billion and how much more we were planning to spend beyond that $6 billion? And so we look at the overall at $3 billion plus. We expect about 10% of the total expense, we should be able to capture in synergy and close to 20%, excluding content. And we exceeded both of those with Scripps, and we've exceeded those with other transactions. And so that piece, I feel quite good about because I think we're professional management. This is what we do for a living. It's what we know. And we're assuming in that, that when it comes to that to the Warner Brothers motion picture, Warner Brothers TV studio, we're assuming $0 on those because that's not -- that is 2 teams that are best-of-class, that are leading in the industry, that our view is, we're not -- we just want them to keep doing what they're doing. And in the case of CNN, we have a little bit of synergy because we're in news outside the U.S. with GB news, and we're a big news provider in Eastern Europe. So I think we news, and we're a big news provider in Eastern Europe. So I think we have a little bit of an opportunity, but we're not looking at CNN in that number. So we're feeling quite good about it.

Alexia Quadrani - JPMorgan Chase & Co, Research Division
David, you have such great perspective, given your experience in media. I would love to hear your thoughts on what the media landscape will look like in a few years. I mean how many streaming platforms do you think will be successful for lack of a better word, meaning, creating enough scale that the business is transforming the legacy company and on the path to a profitable business model? And of course, why is Discovery going to be one of them?

David Zaslav – President & CEO
Sure. Thank you, Alexia. Getting to scale, I think, is a mission -- is the #1 mission for us. It's having people. It's the legacy of our company, people in every language, everywhere in the world will be what -- we want them watching our content. That was true in the old world when we were on traditional. Now it's -- we're talking about being on screens in everyone's hands. This really -- this transaction is really about global scale. We have content that remember Andy said to me a couple of months ago as we launched successfully and people were spending 3 hours with our content and our churn was very low. If we had you, our churn would be 0. If we have content people watch throughout the day, we have characters and brands that people love, if it's easy to curate.
And the question of how big we could be. I think we could be pretty big on our own. But when you add to that, Godzilla, King Kong, Superman, Batman, some of the biggest franchises in the world, maybe the most important -- some of the most important IP that are recognized and loved in the world in every language, and you put it together with our local content, and in many countries, our local sports and local news, we have something that's really differentiated for the consumer. We have something that's extremely powerful when you look at it as compared with these with Disney and Netflix, two great, great companies. But we're also differentiated, in that a lot of our content is different. We have IP that's a little bit more diversified. We could argue it's more diversified in terms of the reach that it has.
And so I think that the scalability of this IP package is kind of awesome assortment of content that people love gives us not just the chance, but it gives us every opportunity to be a fully scaled global platform in it, but it also gives us a menu to lean into with excitement really and unique opportunity. We always do sports as unique because no matter what comes from the cloud or the Sky, when we're broadcasting -- when we own content like the majors antennas or to a from also the Olympics, and we're doing that locally in every language. The way people want them to see Phil this weekend. Sports is some of the greatest storytelling out there. And we have mobile sports with local announcers. As great as those other companies are, they don't have that. We also have local news. And we're talking a lot about local news as being critically important. When people wake up every day, they want to watch something great on Netflix, but they also want to know what's going on, and we've seen that first hand in Eastern Europe where like in Poland, where we're the leader in news. A third of that country watches us every night. And what we can do with a 24-hour news channel and how that can drive our direct-to-consumer business. So I think we have a great buffet of content. We're going to -- ultimately, the consumers will help us decide how it's offering.
And we have something else that we're all just in the beginning of this. And the consumers are saying what they want, and there's a lot of surprises that provide, I think, meaningful opportunity. One was, we really thought this was going to be subscription only 2 years ago. But our ad light product is -- the satisfaction is the same as our ad-free we only have 3 minutes of advertising an hour. And we're making over $6. And look, we have 15 million subscribers, but only a portion of those are ad-light. And imagine if we have scale product and one of the things that's going on now, what's quite interesting is that the advertising market has never been higher. The strength of the ability for people to advertisers to move product by being in long-form storytelling content is so compelling that scatter is up 50%. This is probably going to be the strongest upfront in my lifetime in this business, and I've been in this business for a long time. But we learned that this ad-light product is allowed. And so we're charging $5 per, but then we make $6 in advertising. And the advertisers are saying, give us more of this, this is fantastic. we love the demo. And we're getting paid on every user.
And so imagine, as we scale this up, you have these 3 great companies, you have Disney and Netflix, and then you have Amazon looking to be more global, and this transaction maybe will help them do that. But if we're -- if a portion of our scale, if we get this deal done is ad-light, and we're a global platform of scale that's ad-light, that's a really unique differentiation. And advertisers, I think, will be really excited about that opportunity. And so I think we have a unique opportunity with all the amazing IP that we have, the characters and brands and the way that we can curate it and package it. We have a unique window here of potentially being maybe the only or one of the first to scale as an ad-light product, which advertisers will line up with us for. And so I think there's just a lot of opportunity. And over the next year, as we're getting ready for this transaction, we're going to work full speed ahead. John is full speed ahead. They're adding -- they're doing their ad-light product. They've seen a lot of what we've seen. And we're going to learn a lot over the next year. We have some great plans for what we think we want to do and how we want to do it, but we'll be informed by the next year on what comes up.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
No, I think you make a very good point about the advertising side. We hear it constantly from our ad agencies advertisers are just for that kind of inventory and and you have done such -- You've all done an above-average job on your linear network. So there's -- sounds like you're a great position kind of to exploit that opportunity. But just circling back, so I guess if you had to pick a number, and I know you don't have a crystal ball, but how many streaming platforms you would view as being somewhat successful how you define it? Is it 3 or 4? I know, obviously, it sounds like Discovery is one of them, but how many others do you think there really go out there? You don't have to name them, just sort of the numbers.
David Zaslav – President & CEO
I don't think many. This is a really complete offering. It's uniquely competitive with Netflix and Disney. I think we will be -- have an opportunity on a global side to do something that others can't because we have local content in every country. There are a lot of markets in Europe, we're the equivalent of NBC and CBS combined plus ESPN. We have -- we've been in every market in the world. So I think we're pretty unique in that regard. And we also are unique in -- we were the first to launch a deal with Vodafone. It's because having content, producing content in every country, we're in -- we know every mobile player and every distributor that has broadband, and we're not calling them up and saying, hey, let me tell you about what we have. We've been out to dinner with them. We know their kids' names. We know who they are. They know who we are. They are more and more -- none of those companies are going to sit around and watch Roku and Amazon, where great companies become the providers or the only providers of content, more and more, which you saw with Verizon, we see with Vodafone. All of these players, Brian, brilliantly doing with Flex. They want to get in the business of distributing great platforms, great content. So I think, we think that we should be one of the 3. We think we could be competitive and differentiated at that level.
I think it's going to be very difficult to compete if you're not global. It's going to be very difficult to compete if you're not in language in every country. It's going to be very difficult, I think, ultimately, to be complete, if you don't have some of the local relevant content, which is why we think it news and sports is kind of unique. And we'll be guided by each of those, which we want to invest more in. But this company is -- will generate a lot of free cash flow. It will be a free cash flow machine. And it's unique, in that it has a traditional business that's generating free cash flow, and then it has the direct-to-consumer business. And that's -- that we can fund and the $20 billion of content, we can make a choice of where we want to do that. And to the extent that we see growth, we can invest a lot more in content if we find that we get a good return in getting to the promise land. And the promise land is to be a fully scaled global platform that people get up in the morning and they want to watch and that nourishes and delights them in a way that they feel like it's part of who they are. That's what we do with food. That's what we do with Discovery. That's what we do at Home. That's what John Stankey and Jason do with HBO. And together, I think we're going to make a great connection. But the bar is getting hot. And I think John and I, we moved very quickly because we think this combination is so sensible, is so compelling to consumers, it's so complete. And I think that John, if this -- when this works and we believe that it will, John will have done something that's quite unique. It will be able to position AT&T for real success as a telecom and communications company. And we had a lot of discussions about structure and about success, about completeness of this offering. But ultimately, he was guided by how do you create the most shareholder value. And 71% of this new company will be owned by AT&T shareholders. John will be there. And so will all those AT&T shareholders. And as we scale up and as we deliver on this, the opportunity for us to be the best media company in the world with people consume our content on. And for me to -- look over for John and look over and say, we did that together, because together we’re the best media company in the world. And for me to look at John and say, you deleverage your company, there is no more important name in terms of corporate success in this country than AT&T and that you're positioned now to lead and to win. And so I think we will be supporting and there for each other over the many years to come in a way that I think will motivate us as if we're not motivated enough, to deliver on that promise, and I think we'll motivate John to deliver on the promise of AT&T. That's a pure play company.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
So let me ask about nonfiction content. Understanding completely, you're moving into a broader field here with general towards news or further towards the I should say. But you've had -- you really excel at nonfiction content. Discovery is name is synonymous with nonfiction content. Will that still be an area of focus within this bigger company going forward?

David Zaslav – President & CEO
Absolutely. What we've seen is kind of an affirmation of the power and the likability globally of the kind of content that we produce. Yes, it happens to be an average of $400 to $500 an hour. So it's reasonable. But when we compete against the other players that are spending $5 million an hour, I don't have their exact statistics in front of me. But the fact that our churn is so low, and people are spending 3 hours with our content is, there is no better vote of confidence that people love the characters, the brands, the stories, the authenticity of what we have. And so to build the product on the back of scripted series only or mostly and having to promote all those series, that's expensive. And it also doesn't have the long-term nourishing sustainability of a lot of what we have. So we think that when you put together our content with the -- we have Big Bang in Northern Europe, together with our content, and it makes us stronger. When you put Friends and Big Bang and some big movies together with all of this nourishing content that we have with -- and all the characters, people still love people. They love scripted series. They love movies, but they love Guy Fieri. They love Ina Garten. Amy Schumer could spend -- want to spend time with anyone in the world and she wants to spend it with Ina Garten. Melissa McCarthy, they asked her who would you like to spend time with?

So we have all those characters. We have all those brands. They're waiting for you in every country in the world. They provide a basis of comfort, a basis of connection. And then when you add to that, the great series and new and existing, we've become a home that you -- with characters and brands you've grown up with. We've become a home of shows that you love. And we've become a home of all the new things that you care about. And so it's very differentiated. I think it's very compelling.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
David, I want to ask you about international. You were so early in really expanding on a global level. And now some of your peers more aggressive outside the United States. How much of a competitive advantage? I know you touched on this a little bit before, but how much of a competitive advantage does it give you that you've been doing outside the U.S. for so long?
David Zaslav – President & CEO
I think significant, really significant for a couple of reasons. Planning hard outside the U.S. is hard. It's really hard. I mean the U.S. attracts so much attention and investment because it's 350 million people, it's one culture, it's one satellite. There's 4 primary sports that everyone loves, and it's one language. And it's a hell of a sandbox. Outside the U.S., Europe was not easy and doing content in every country isn't easy. There's -- we're in 60 languages. Each country has -you know- ski jumping is #1 in Poland so is handball. But neither of those sports are particularly interesting as you go into Southern Europe or you go to Western Europe. So there's a real cultural connection that's country by country. There's language differentiation. There are different distributors in each market. There are a lot of my peers that have said to me, you take that, my gosh, that is tough. Every country is different, different language, different mobile players, different cable guys. How do you keep up? How many deals can you do? You're doing sports deals and entertainment deals in every country. But we have that machine. It's what we are. It's who we are.
And so when we tap that into the great content that John and Warner has, together with the differentiated international business that Gerhard is running and that John has invested in, we were the first to make $1 billion outside the U.S. Scripps made our international lead bigger. If you look at our scale of our international business growing significantly. And so I would say welcome to the party, put your seatbelt on because this isn't for the faint of heart. This is not easy stuff. And all across Europe, every country, the challenges. The same thing in Asia and Latin America. And we've made more mistakes and have to pick ourselves up and say, my gosh, I thought they would like this or we got to be in business with this distributor or here's what we need to do to be successful. And even the appeal of content and how it's bought in different markets. Germany is a market that's particularly difficult to get people to pay for a subscription service. Rupert did an amazing job with Sky Deutschland. But in the end, I remember landing in Germany once and like every billboard from the airport to the hotel was Sky. And yet all those years later, it was hard to get people to sign up. Other countries, they want everything. Some countries have a weak broadband, some have strong. It's a big learning curve. We've got a great team. And so I think it's going to be an advantage. And I think it's something that when people look hard at us, they'll recognize. And John did all that we have in these markets as well as the ability to promote this platform with the 10 to 12 channels we have in every country. So I think it's an exciting differentiator for us.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
I might ask just quickly on the linear business. I know it's not the longer-term focus, I think, for a lot of investors, but it's still such an important part of your business. You touched on the advertising being really strong. Do you see the moderation of the sub decline moderation we've seen kind of sustainable? I guess any comments on sort of the health and the sort of intermediate term outlook on the linear side?
David Zaslav – President & CEO
I can't. It's everybody's guess as to what the level of subscriber or viewership decline is on the traditional cable business. But we think it's going to be healthy for a very long time. Outside the U.S., we're not seeing -- it's much more stable than it is in the U.S. What was the other part of the question, where was...
Alexia Quadrani - JPMorgan Chase & Co, Research Division
The advertising side...
David Zaslav – President & CEO
The advertising. Well, look, the advertising, I've told the story, but it feels -- at this moment, it just feels so powerful in terms of the scatter market being up over 50% of going into an upfront with increases that are likely to be dramatically higher than anything I've ever seen in an upfront, and it speaks to the fact that advertisers want to be in this kind of content as we discussed. It also speaks to the fact that there's a diminishing amount of opportunity. The fact that it is -- there is some decline, means that there's less inventory. And I'm old enough that in the '90s, as broadcast was going down, advertising was going up. And Don would make that presentation and Jack Welch would crack off and go, I'm not a genius, but that can't continue. But it did. But the increase in the CPM was higher than the decrease in the viewership decline. And that's what we're seeing now. I think it will probably continue for a period of time. The type of appetite we're seeing on our ad-light product, the type of is it's compelling. And that's why I think it drove John to quickly pivot to an ad-light product for Warner. It's why we're leaning in and kind of changing our game plan a little bit in order to take much more advantage of that. But I hope it continues. It's going to be -- we think we could make the traditional bundle much more sustainable. If you look at what we picked up here, if we can close this deal, we have what we've always believed is the core nourishment with HG Food, Discovery, Oprah, TLC, ID, we reach 20%, 25% of women, and we reach a huge swath of men in America. They spend more time with food in HG and that demographic, than certain men spend with Fox News. So we felt pretty good. But when we looked on or our shoulder, we said, we have the other 2 things that really keep the bundle healthy is all the great news networks and all the great sports, and CNN is now #1 and is very exciting service. And the strategy of TNT and TBS by doubling down, one of the things that we thought was quite -- was a real smart strategic push by AT&T was they did a deal with with hockey long term. And they have basketball, they have baseball, and they have the NCAA. And all of that, some of that is through 28, 30, 32, quite clever, very compelling. What do people have to see? This is what we believe in Europe. What do people have to see, they really love sports. And they love news and they love the characters that we have. And so we've become, I think, a great partner for Brian and great partner for DIRECTV, a great partner for Charlie Ergen, for Tom We've been a great partner. But now as we think about what we can do together in the traditional ecosystem or for the broadband subscribers, we have this great menu. And together, there are a lot of interesting things, I think, that we could do.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
All right. David, we have 1 minute left. I want to ask you a quick last question. How about consolidation? Do you think we'll see others sort of following your footsteps and be a bit of a consolidated here going forward?
David Zaslav – President & CEO
Well, I don't think Amazon got the idea for MGM from us, but we're happy about that deal because look at the value. I mean, it's all about the IP. Bob Iger said that to me 8 years ago. Everyone said, what are you doing with Pixar, you're overpaying, you overpay for Star Wars. So we look at what

AT&T and what John Stankey and what Warner has, it's the greatest treasure of global IP that's loved by everyone in the world, together with the treasure we have. And I think that you look at the value of MGM and you say, wow, and what does that mean we're worth if we do -- if we can make this all come together, and we think we can.
Alexia Quadrani - JPMorgan Chase & Co, Research Division
All right. Well, we're out of time. Thank you so much I really appreciate it.
David Zaslav – President & CEO
Thanks, Alexia. See you soon.
Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”).  In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.
Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021.  Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control.
 Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.  Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction.  None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.